

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Rob Heyvaert
Executive Chairman and Chief Executive Officer
Motive Capital Corp II
7 World Trade Center
250 Greenwich Street, Floor 47
New York, New York 10007

> **Re: Motive Capital Corp II**
> **Draft Registration Statement on Form S-1**
> **Submitted October 13, 2021**
> **CIK No. 0001885754**

Dear Mr. Heyvaert:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at 202-551-3162 or Karina Dorin, Attorney-Advisor, at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Gerald Spedale